MeadWestvaco Corporation 11013 West Broad Street Glen Allen, VA 23060
+1 804.201.2016 T +1 804.327.5229 F Jeb12@meadwestvaco.com

June 10, 2008

BY EDGAR AND BY HAND DELIVERY

Ryan Milne

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: MeadWestvaco Corporation, Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 28, 2008, File No. 001-31215

Dear Mr. Milne:

On behalf of MeadWestvaco Corporation (the “company”), attached are the responses of the company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 29, 2008. Based on our review of the comments raised by the Staff, we believe that the information provided herein demonstrates that compliance with the Staff’s comments can be handled on a prospective basis. Consequently, where applicable, we have written responses to the comments requesting changes to the company’s disclosures in a manner that describes what we propose to do for future filings. We are hopeful that after the Staff’s full consideration of these responses, we can reach an agreement pursuant to which all changes are made on a prospective basis only.

For the convenience of the Staff, the responses set forth below have been placed in the order in which the Staff presented the comments, with the text to each comment presented in italics before each response.

June 10, 2008

Form 10-K for the fiscal year ended December 31, 2007 filed February 28, 2008

Management’s discussion and analysis of financial condition and results of operations, page 14

Results of Operations, page 16

1. We note you present the non-GAAP measure of segment profit with respect to your business segments. We also note that restructuring charges, which have been excluded from this measure, may have a material impact on individual business segments. As discussed in Commission Release 33-7620, to the extent that the discussion of a segment measure where profitability is determined on a basis that differs from consolidated operating profit as defined by GAAP, or excludes the effects of items attributable to the segment, the discussion should address the reconciliation of those items.

The measure of segment results included on pages 16 - 18 of Item 7 of Form 10-K is consistent with the measure used for purposes of disclosure in conformity with GAAP under SFAS No. 131 and is the measure reported to the company’s chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their individual performance. Thus, the company does not believe that the segment profit amounts are non-GAAP measures within the meaning of Item 10(e) of Regulation S-K. Restructuring charges are included in Corporate and Other for segment reporting purposes; however, pursuant to Financial Reporting Codification Section 501.06.a, footnote 28, charges attributable to each segment are disclosed in the significant transactions section on pages 27 - 28 of Item 7 of Form 10-K. The sum of the segment profit presented for each of our business segments including Corporate and Other loss reconciles to the company’s pre-tax earnings from continuing operations. This reconciliation is in the table of financial information presented in Note R Business segment information on page 75 of Item 8 of Form 10-K. As clarified in question 18 to the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, segment information presented in conformity with SFAS No. 131 is not considered a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K. Additionally, question 19 to the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures concludes that Item 10(e) of Regulation S-K does not prohibit the discussion in management’s discussion and analysis of financial condition and results of operations of segment information determined in conformity with SFAS No. 131. Pursuant to question 19 to the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, in future filings the company will include a cross reference in the segment discussion in management’s discussion and analysis of financial condition and results of operations to the reconciliation of the company’s consolidated pre-tax earnings included in the notes to the company’s consolidated financial statements.

June 10, 2008

Note B. Property, plant, equipment and forestlands, page 48

2. We note that you sold your Alabama and Georgia forestlands for $2 million and a long-term installment note of $398 million and in connection with the sale you entered into a long-term fiber supply agreement with the buyer. Tell us if you have continuing involvement with the properties that you sold. We also note that you recognized a gain of $250 million on this transaction, please tell us the guidance you relied upon to account for the sale.

The company follows the guidance of SFAS No. 66, Accounting for Sales of Real Estate, in accounting for the sales of forestlands in order to satisfy the requirements for the recognition of profit by the full accrual method. In order to recognize profit under the full accrual method of accounting, criterion “d” in paragraph 5 of SFAS No. 66 requires that the seller transfer to the buyer the usual risks and rewards, and not retain a form of substantial continuing involvement with the property. Paragraph 18 of SFAS No. 66 provides: “If a seller is involved with a property after it is sold in any way that results in retention of substantial risks or rewards of ownership, …the absence-of-continuing-involvement criteria has not been met…” In addressing the conditions of continuing involvement with the forestlands sold in 2007, the company evaluated the guidance of SFAS No. 66 including the conditions contained in paragraphs 29-43 therein regarding the requirements for recognizing profit under the full accrual method. Pursuant to its evaluation, the company concluded that it does not retain any risks and rewards of ownership over the sold properties, nor does it have any substantial forms of continuing involvement with the sold properties. The company evaluated the fiber supply agreement and noted that the required fiber deliveries represent about 25% of the buyer’s expected annual harvest volume from the purchased forestlands. The agreement is for the purchase of fiber at market prices, and the company has the right to reject all wood products not meeting certain specifications (i.e., the company does not provide guarantees or financial support to the seller of the fiber). Accordingly, the company does not bear the risks of ownership of the timber while it remains attached to the real estate. In addition, the company has no involvement in the management of these forestlands post sale.

During 2007, the company completed two significant sales of forestlands resulting in pre-tax gains of $250 million. During the third quarter of 2007, the company completed the sale of 62,000 acres in exchange for $93 million in cash, resulting in a pre-tax gain of $83 million. During the fourth quarter of 2007, the company completed the sale of 323,000 acres in exchange for $400 million principally in the form of a buyer note, resulting in a pre-tax gain of $167 million. For both transactions, the company evaluated the requirements of SFAS No. 66 and concluded that full profit accrual accounting was appropriate because (i) profit was determinable, (ii) the sale was consummated and the earnings process was complete, (iii) the buyer’s initial and continuing investment was adequate to demonstrate a commitment to pay for the property, (iv) the company’s note receivable (fourth quarter 2007 transaction) was not subject to future subordination, and (v) the company had transferred to the buyer the usual risks and rewards of ownership in a transaction that was in substance a sale and does not have a substantial continuing involvement with the property.

June 10, 2008

In connection with the fourth quarter 2007 transaction, the company received $2 million in cash and an installment note in the amount of $398 million supported by an irrevocable letter of credit from a bank (unaffiliated with the company) obtained by the buyer of the forestlands that will remain outstanding for the term of the note. Paragraph 9 of SFAS No. 66 provides: “The buyer’s initial investment shall include only: (a) cash paid as a down payment, (b) the buyer’s notes supported by irrevocable letters of credit from an independent established lending institution, (footnote omitted) (c) payments by the buyer to third parties to reduce existing indebtedness on the property, and (d) other amounts paid by the buyer that are part of the sales value…” With regard to the buyer’s initial investment, $398 million of the $400 million sales price was remitted to the company in the form of a note from the buyer that is supported by an irrevocable letter of credit from an independent established lending institution that is unaffiliated with the company.

Note G. Financial instruments, page 52

3. We note that you use various derivative financial instruments to hedge your exposure to market risks. Please clarify your disclosure to include a description of where the net gain or loss is reported in the statement of income or other statement of financial performance as discussed in paragraph 45 of SFAS 133.

Although not currently material to the company’s results of operations, in future filings the company will modify its financial instruments note disclosures to include specifying the classification of net gains or losses for each type of derivative instrument reported in the consolidated statements of operations, as required by paragraph 45 of SFAS No. 133. Disclosures will state that the earnings impact resulting from each of its derivative instruments is recorded in the same line item in the consolidated statements of operations as the underlying exposure being hedged:

•	Natural gas – The ineffective portion of these cash flow hedges, as well as realized hedge gains and losses, are recorded in cost of sales.

•	Interest rate swaps – For these fair value hedges, the changes in the fair value of both the hedge instruments and the hedged items are recorded in interest expense.

•

Foreign currency – For foreign currency contracts that are designated as cash flow hedges under SFAS No. 133, realized gains and losses are recorded in net sales. For foreign currency contracts not designated as hedging instruments under SFAS No. 133, realized gains and losses are recorded in other income, net.

June 10, 2008

Note L. Restructuring charges, page 64

4. Please provide the disclosure required by paragraph 20a of SFAS 146, or tell us why you believe that disclosure is not applicable to your circumstances.

As disclosed in the outlook section on page 23 of Item 7 of Form 10-K, the company launched a cost initiative in 2005 to improve the efficiency of its business model by focusing on reducing the cost structure across the company by moving to a more simplified, standardized global model and reducing its real estate footprint and streamlining its warehousing and logistics network. Restructuring charges incurred by the company for the years ended December 31, 2007, 2006 and 2005 are pursuant to this program. In future filings, the company will disclose these facts in the note disclosures in accordance with SFAS No. 146 in addition to the discussion included in management’s discussion and analysis of financial condition and results of operations.

June 10, 2008

The company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please contact the undersigned at (804) 201-2016.

Very truly yours,

/s/ John E. Banu
John E. Banu
Controller

cc:	Nasreen Mohammed, Assistant Chief Accountant
Joshua Thomas, Staff Accountant
John A. Luke, Jr.
E. Mark Rajkowski
Wendell L. Willkie, II
Richard Quimby, PricewaterhouseCoopers LLP